SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Management Changes

São Paulo, June 3, 2008 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announces that, effective June 16, 2008, Richard Lark (41) will assume a new role as a member of the Company’s board of directors and as an advisor to the Chief Executive Officer, Constantino de Oliveira Junior. As part of the board, Lark will continue to coordinate several of the Company’s policy and operating committees and continue to work closely with senior management.

In his new role, Lark will remain heavily involved in the Company’s strategic, financial and operational activities, but will transition his responsibilities as Executive Vice President and Chief Financial Officer to three senior members of GOL’s current management team.

Anna Bettencourt (41) will assume the role of Finance Director and Investor Relations Officer (IRO) and responsibility as the primary contact for market participants, analysts and investors. Prior to joining GOL in 2007 as Treasurer, Bettencourt spent nine years running the investor relations and capital markets areas of Embraer - Empresa Brasileira de Aeronáutica S.A. While at Embraer, the company’s market capitalization grew from US$800 million to over US$7 billion, with listings on the NYSE and the Bovespa. She also worked for eight years in capital markets and corporate finance at investment banks Garantia and Interatlantico, having also worked as a buyside analyst.

Fabio Pereira (40) will continue in his role as Controller. Prior to joining GOL in 2006, Pereira was in charge of planning and control at Cosern S.A., and spent 15 years in auditing, transaction due diligence and capital markets at Arthur Andersen and Deloitte & Touche.

William Cattan (36) will continue in his role as Accounting and Tax Director, and assume the role of Principal Accounting Officer. Prior to joining GOL in 2008, Cattan managed international accounting and financial reporting at Companhia Siderúrgica Nacional (CSN), an NYSE and Bovespa-listed company with a market capitalization of US$22 billion. He also worked for nine years in external auditing at KPMG and Ernst & Young.

During Lark’s term as finance chief, the company raised over US$2 billion of long-term financing and was one of the first non-U.S. issuers to certify its financial statements in accordance with Section 404 of the Sarbanes Oxley Law of 2002. Under his leadership, the GOL finance team was recognized with awards from Airline Business, Airfinance Journal, Jane’s Transport Finance, Latin Finance, America Economia, Aviation Week & Space Technology, Institutional Investor, the National Association of Finance, Administration and Accounting Executives (ANEFAC), IR Global Rankings and others for excellence in debt and equity transactions, corporate governance and investor relations.

“Richard has been a key player in our history, building GOL’s financial strength and team, and we are happy that we will be able to draw upon his considerable experience through his participation on our Board and our very important operating committees,” said de Oliveira Junior. “We are sure we will have a smooth transition, as Richard put together a very solid structure in our financial area, and will continue to give the team his support and advice.”

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.
IR	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 640 daily flights to 57 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith & N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 03, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.